K&L GATES LLP HEARST TOWER 47TH FLOOR 214 NORTH TRYON STREET CHARLOTTE, NC 28202 T 704.331.7400 F 704.331.7598 klgates.com

Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

April 25, 2013

U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attention: Karen Ubell

Re:	DARA Biosciences, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed March 28, 2013 File No. 333-179637

Ladies and Gentlemen:

On behalf of DARA Biosciences, Inc. (the “Company”), attached are the Company’s responses to the staff’s letter dated April 3, 2013, regarding the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on March 28, 2013.  Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 2 to the Registration Statement (the “Amendment”), responding to the Staff’s comments.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Karen Ubell
April 25, 2013

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Dr. David J. Drutz

Responses of DARA Biosciences, Inc. to
SEC Comments of April 3, 2013

General

1.
Please revise your filing to include the information required by Section 10(a) of the Securities Act.  It is not appropriate to file an abbreviated prospectus.  Please see Securities Act Rule 401(b) which requires that if an amendment to a registration statement and prospectus is filed for the purposes of meeting the requirements of Section 10(a)(3) the form and contents of such an amendment shall conform to the applicable rules and forms as in effect on the filing date of such amendment.

Company Response:

The Company has revised its disclosures in the Amendment to include the information required by Section 10(a) of the Securities Act.

2.
Please note that we will not be in a position to accelerate the effectiveness of your registration statement until the Part III information currently included in your preliminary proxy statement has been provided in a definitive proxy statement.

Company Response:

We respectfully advise the Staff that the Company filed a definitive proxy statement including the Part III information referenced above on April 10, 2013.